Exhibit 99.1

Aurinia Announces New Employment Inducement Grants Under Nasdaq Listing Rule 5635(c)(4)

VICTORIA, British Columbia & ROCKVILLE, Md.--(BUSINESS WIRE)--September 4, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced that the Company’s Compensation Committee granted 105 new employees non-qualified stock options to purchase an aggregate of 530,000 common shares, at a per share exercise price of $14.83 USD, the closing trading price on August 31, 2020. One-third of the options vest in September 2021, and the balance of the options vests in a series of 24 equal monthly installments thereafter. The inducement options were granted as an inducement material to the new employees entering into employment with Aurinia in accordance with Nasdaq Listing Rule 5653(c)(4). For the purposes of TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as Nasdaq.

The inducement stock options also have a ten year term and are subject to the terms and conditions of the stock option agreement pursuant to which the option was granted.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Stefan Riley
Ten Bridge Communications
stefan@tenbridgecommunications.com